                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                INTERLIANT, INC.
                            (Name of Subject Company)

                                INTERLIANT, INC.
                                    (Issuer)

                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (Title of Class of Securities)

                                  4587424-aa-1
                                  4587424-ab-9
                                  4587424-ac-7
                                  4587424-ad-5
                     (CUSIP Numbers of Class of Securities)

                                 BRUCE S. KLEIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTERLIANT, INC.
                              2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 640-9000

                                    COPY TO:
                             ALLAN R. WILLIAMS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                               NEW YORK, NY 10036
                                 (212) 969-3000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

================================================================================

                   Transaction Valuation* AMOUNT OF FILING FEE
                              $12,690,667 $2,538.13

================================================================================

* Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $38,072,000 aggregate principal amount of 7% Convertible Subordinated Notes (the "Subordinated Notes") of Interliant, Inc., ("Interliant") for a combination of (i) cash, (ii) 10% Convertible Senior Notes issued by Interliant (the "Senior Notes"), and (iii) Warrants to purchase common stock, par value $0.01 per share, of Interliant (the "Warrants"). Interliant intends to issue up to $10,279,440 aggregate principal amount of Senior Notes, Warrants to purchase up to an aggregate of 2,569,860 shares of common stock and pay up to an aggregate of $2,665,040 in cash in exchange for the Subordinated Notes. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent the transaction value. The aggregate principal amount of the Subordinated Notes sought for exchange is $38,072,000. Under Rule 0-11(a)(4), because there is no market for the Subordinated Notes and because Interliant has an accumulated capital deficit (as of September 30, 2001, this deficit was approximately $147.4 million), only one third of such amount, or $12,690,667, is considered to be the transaction value for purpose of calculating the filing fees.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing:

        Amount previously paid: $2,538.13         Filing party: Interliant, Inc.
        Form or registration No.: 005-56549       Date filed: November 9, 2001

|_| Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  Third-party tender offer subject to Rule 14D-1.
|X|  Issuer tender offer subject to Rule 13E-4.
|_|  Going-private transaction subject to Rule 13E-3.
|_|  Amendment to Schedule 13D under Rule 13D-2.
|_| Check the box if the filing is a final amendment reporting the results of a tender offer.

                                 AMENDMENT No. 2

         This Amendment No. 2 amends and supplements the tender offer on Schedule TO (the "Statement"), dated November 9, 2001, filed by Interliant, Inc., a Delaware corporation. This amendment relates to the offer by Interliant to exchange up to $38,072,000 principal amount of its 7% Convertible Subordinated Notes for up to $10,279,440 principal amount of 10% Convertible Senior Notes, warrants to purchase up to 2,569,860 shares of common stock of Interliant and up to $2,665,040 in cash, upon the terms and subject to the conditions set forth in the Offering Circular, dated November 9, 2001 and in the related Letter of Transmittal (collectively, the "Exchange Offer"), copies of which were attached to the Statement as Exhibits (a)(1)i and (a)(1)ii, respectively. This Amendment should be read in conjunction with the Exchange Offer.

ITEM 1.  SUMMARY TERM SHEET.

         The paragraph under the caption "Can I transfer the senior notes, the warrants, and common stock issuable upon the conversion of the warrants or the exercise of the notes to third parties?" on page 3 of the Offering Circular, the paragraph opposite to the caption "Registration and Transfer" in the table summary of the senior notes on page 10 of the Offering Circular, the paragraph opposite to the caption "Registration and Transfer" in the table summary of the warrants on page 11 of the Offering Circular and the paragraph opposite to the caption "Registration and Transfer" in the table summary of the common stock on page 13 of the Offering Circular, are hereby amended to replace the date "June 29, 2000" with "July 7, 2000."

         On page 6 of the Offering Circular, the paragraph under the caption "When will I receive the senior notes, the warrants and the cash payment in exchange for my subordinated notes?" is hereby amended and restated as follows:

         Subject to the satisfaction or waiver of all conditions to the exchange offer, and assuming we have not previously elected to terminate the exchange offer due to the failure of any condition, we will accept for exchange all subordinated notes that are properly tendered and not withdrawn prior to the expiration of the exchange offer at 5:00 p.m., New York City time, on December 12, 2001. Promptly following this date, senior notes, warrants and the cash payment will be delivered and paid in exchange for all subordinated notes that are properly tendered and not withdrawn. For more information regarding our obligation to issue the senior notes and the warrants and to make the cash payment in exchange for tendered subordinated notes, please see the section of this Offering Circular captioned "The Exchange Offer--Acceptance of Subordinated Notes for Exchange; Delivery of Senior Notes, Warrants and Cash Payment."

ITEM 4.  TERMS OF THE TRANSACTION

         The first two paragraphs under the caption "The Exchange Offer - General" on page 41 of the Offering Circular are hereby amended and restated as follows:

         In February 2000, we completed the offering of $154.8 million aggregate principal amount of the subordinated notes. The offering was not registered under the Securities Act in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act. The subordinated notes were issued under an indenture, dated as of February 16, 2000, between Interliant and The Chase Manhattan Bank, as trustee. We sold the subordinated notes to certain institutional investors under a Purchase Agreement, dated February 16, 2000, between these investors and Interliant. When we sold the subordinated notes, we also signed a registration rights agreement in which we agreed to file with the SEC, at our own expense, a registration statement to cover resales of the subordinated notes and the shares of common stock issuable upon conversion of the subordinated notes. We filed this registration statement on May 16, 2001. The registration statement was declared effective by the SEC on July 7, 2000.

           In addition to the subordinated notes issued to institutional investors, we issued in March 2000 $10 million principal amount of 7% convertible subordinated notes to Microsoft Corporation in reliance on the exemption from registration provided in Section 4(2) of the Securities Act. The subordinated notes were issued to Microsoft under a separate indenture, dated February 16, 2000, which is identical in all material respects to the indenture entered into in connection with the February 2000 offering. We also signed a registration rights agreement with Microsoft, to cover the resales of Microsoft's subordinated notes and the shares of common stock issuable upon the conversion of Microsoft's subordinated notes. We filed this registration statement on May 16, 2001. The registration statement was declared effective by the SEC on July 7, 2000.

         The first paragraph on page 42 of the Offering Circular is hereby amended to replace "June 29, 2000" with "July 7, 2000."

         The second paragraph under the caption "The Exchange Offer - Terms of the exchange offer; period for tendering subordinated notes" on page 42 of the Offering Circular is hereby amended and restated as follows:

         As of the date of this Offering Circular, $164.8 million aggregate principal amount of the subordinated notes are outstanding. This Offering Circular and the enclosed letter of transmittal are first being sent on or about November 9, 2001, to all holders of subordinated notes known to us other than to the holders that signed the Recapitalization and Exchange Agreement. Subject to the conditions listed below, and assuming we have not previously elected to terminate the exchange offer due to the failure of any condition, we will accept for exchange all subordinated notes which are properly tendered on or prior to the expiration of the exchange offer and not withdrawn as permitted below. See "--Conditions to the Exchange Offer." The exchange offer will expire at 5:00 p.m., New York City time, on December 12, 2001. In our sole discretion, we may extend the period of time during which the exchange offer is open. Our obligation to accept subordinated notes for exchange in the exchange offer is subject to the conditions listed below under the caption "--Conditions to the Exchange Offer." The form and terms of the senior notes, the warrants and the underlying common stock are described in this Offering Circular in the sections captioned "Description of Senior Notes," "Description of Warrants" and "Description of Capital Stock."

         The first full paragraph on page 43 of the Offering Circular is hereby amended and restated as follows:

         We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any subordinated notes not previously accepted for exchange, if any of the events described below under the caption "--Conditions to the Exchange Offer" should occur. We will give you oral or written notice of any amendment, termination or non-acceptance as promptly as practicable.

         The text on pages 43 and 44 of the Offering Circular under the caption "The Exchange Offer - The exchange offer is conditioned upon the exchange of a minimum principal amount of subordinated notes" is hereby amended and restated as follows:

         The exchange offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of this exchange offer at least $13,186,000 principal amount, or 8%, of the outstanding subordinated notes. We may not waive this condition without the consent of the holders of our subordinated notes who are parties to the Recapitalization and Exchange Agreement. Approximately $126.8 million principal amount, or approximately 77%, of the outstanding subordinated notes is subject to the terms and conditions of the Recapitalization and Exchange Agreement and the closing of such agreement is conditioned upon the consummation of this exchange offer, although the parties may waive that condition. Notwithstanding any other provision of the exchange offer, we will not be required to accept any subordinated notes for exchange, to pay any cash or to issue any warrants or senior notes in exchange for subordinated notes, and we may terminate or amend the exchange offer if, prior to the expiration of the exchange offer, any of the following events occurs:

     o The exchange offer is determined to violate any applicable law or any applicable interpretation of the staff of the SEC;

     o we are unable to obtain our shareholders' approval for the exchange offer as required by Nasdaq rules, or are unable to obtain a waiver from that rule from Nasdaq;

     o an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the exchange offer;

     o any material adverse development occurs in any existing legal action or proceeding involving Interliant;

     o we do not receive any governmental approval we deem necessary for the completion of the exchange offer; or

     o the indenture for the senior notes has not been qualified, or a stop order is threatened or is in effect which relates to the qualification of such indenture under the Trust Indenture Act of 1939.

          These conditions are for our benefit only and we may assert them regardless of the circumstances giving rise to any condition. We may also waive any condition in whole or in part at any time prior to the expiration of this exchange offer in our sole discretion. Our failure to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert prior to the expiration of the exchange offer.

         The first paragraph under the caption "The Exchange Offer - Acceptance of subordinated notes for exchange; delivery of cash, warrants and senior notes" on page 45 of the Offering Circular is hereby amended and restated as follows:

         Upon satisfaction or waiver of all of the conditions to the exchange offer, and assuming we have not previously elected to terminate the exchange offer due to the failure of any condition, we will accept, promptly after the expiration of the exchange offer, all subordinated notes properly tendered and not withdrawn, will make the cash payment and will issue the warrants and senior notes promptly after acceptance of the subordinated notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered subordinated notes for exchange when, as and if we have given oral or written notice of acceptance to the exchange agent, with written confirmation of any oral notice to be given promptly after any oral notice.

         The text in the table captioned "Comparison of Subordinated Notes and Senior Notes" on page 74 of the Offering Circular under the column "The Senior Notes" and opposite to the caption "Ranking; Subordination" is hereby amended and restated as follows:


                                                     The Subordinated Notes                      The Senior Notes
                                                     ----------------------                      ----------------
RANKING; SUBORDINATION ...........            The subordinated notes rank pari passu    The senior notes will rank senior to the
                                              with all of Interliant's intercompany     subordinated notes. The senior notes
                                              debt and junior to all of Interliant's    will be subordinated to all of
                                              senior indebtedness, including the        Interliant's existing and future senior
                                              senior notes.                             indebtedness, working capital
                                                                                        obligations and capital lease
                                                                                        obligations.  As of September 30, 2001,
                                                                                        we had approximately $23.9 million of
                                                                                        indebtedness outstanding which would be
                                                                                        senior to the senior notes. This
                                                                                        indebtedness consisted primarily of
                                                                                        capitalized lease obligations, which are
                                                                                        payable through December 2004.

         The first paragraph on page 78 of the Offering Circular is hereby amended to replace "June 29, 2000" with "July 7, 2000."

         The first two sentences under the caption "Subordinated Notes Indenture and Registration Rights Agreement, dated February 16, 2000" on page 80 of the Offering Circular are hereby amended and restated as follows:

         In February 2000, we completed the offering of approximately $154.8 million aggregate principal amount of the subordinated notes. The offering was not registered under the Securities Act, in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act and pursuant to Rule 144A promulgated under the Securities Act.

         The paragraph under the caption "The Microsoft Indenture and Registration Rights Agreement, dated March 10, 2000" on page 81 of the Offering Circular is hereby amended to replace "June 29, 2000" with "July 7, 2000."

         The paragraph on page 85 of the Offering Circular under the caption "Cautionary Statements" is hereby amended and restated as follows:

         Certain statements in this Offering Circular may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, as the same may be amended from time to time (the "Act"), and in releases made by the SEC. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Interliant to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the word "estimate," "project," "intend," "expect," "believe," "may," "well," "should," "seeks," "plans," "scheduled to," "anticipates," or "intends," or the negative of these terms or other variations of these terms or comparable language, or by discussions of strategy or intentions, when used in connection with Interliant, including its management. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. The "safe harbor" provisions of the Act do not apply to statements made in connection with this exchange offer. Interliant cautions investors that any forward-looking statements made by Interliant are not guarantees of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements with respect to Interliant include, but are not limited to, the risks and uncertainties affecting our business described in the section of this Offering Circular captioned "Risk Factors," as well as elsewhere in this Offering Circular.

ITEM 12.  EXHIBITS

         Exhibit (a)(1)ii - Letter of Transmittal - is hereby amended to delete the provisions to in the first paragraph on page one (1) and the last paragraph on page five (5) of the Letter that security holders attest to the fact that they have "received", "reviewed" or "read" the Offering Circular, the Letter of Transmittal or the terms of the offer. Interliant will accept and give effect to tenders made by the Letter of Transmittal as if such provisions were not included therein for any purpose.